Press Release

GreenPower Announces Receipt of Letter from NASDAQ

Vancouver, Canada, October 16, 2026 - GreenPower Motor Company Inc. (Nasdaq: GP) ("GreenPower" or the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, announces that on October 15, 2026 the Company received a notice from the Nasdaq stock exchange ("Nasdaq") that the closing price of the common shares of the Company (the "Shares") on Nasdaq has been below the minimum $1 per Share for the last 30 consecutive business days, and that the Company is therefore out of compliance with Nasdaq Listing Rules. If the Shares close above $1 per Share for a minimum of 10 consecutive business days within 180 calendar days from the date of notice then the Company will regain compliance. If the Shares do not regain compliance with the Nasdaq Listing Rules within 180 calendar days then the Company may be eligible for an additional 180 calendar days to regain compliance if it meets all of the initial Listing Standards for the Nasdaq Capital Market other than the bid price requirement and provides written notice of its intention to cure the bid price requirement criteria.

For further information contact:

Fraser Atkinson, CEO

(604)220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to  www.greenpowermotor.com.

©2026 GreenPower Motor Company Inc. All amounts are denominated in US dollars. All rights reserved.